NEWS RELEASE
FOR IMMEDIATE RELEASE

Contact:	Yvonne “Rie” Atkinson
410-768-8857 (office)
ratkinson@bogb.net

GLEN BURNIE BANCORP RELEASES 3Q EARNINGS

GLEN BURNIE, MD (November 4, 2010) – Glen Burnie Bancorp (NASDAQ: GLBZ), parent company of The Bank of Glen Burnie, today announced results for the third quarter.

The company realized a net income of $689,000 or $0.25 basic earnings per share in the quarter ended September 30, 2010 compared to net income of $527,000 or $0.20 basic earnings per share for the same three month period in 2009. For the nine months ending September 30, 2010, net income was $1,410,000 or $0.52 basic earnings per share as compared to net income of $1,472,000 or $0.53 basic earnings per share for the same period in 2009.

The bank achieved the following additional highlights:
•	$7 million decrease in long-term borrowings
•	$5 million payoff of Junior Subordinated Debentures
•	1.40% increase in year to date deposits
•	7.30% Tier 1 leveraged ratio, FDIC required level of 4.0%

Total interest income for the quarter ending September 30, 2010 was $4,608,000 as compared to $4,749,000 for the same period in 2009. Total interest income was $13,792,000 for the nine months ending September 30, 2010 as compared to $13,971,000 for the same period in 2009. For the three month period ending September 30, 2010, net interest income after provision for credit losses was $2,911,000 as compared to $2,763,000 for the same period in 2009. For the nine months ending September 30, 2010 net interest income after provision for credit losses was $8,436,000 as compared to $8,303,000 for the same period in 2009.

“The results for the third quarter, ending September 30, 2010, continue to reflect the benefits of our long-held approach to community banking. Our increase in income, as compared to the third quarter of last year, as well as our reduction of debt, are calming signs in this struggling economy,” commented Michael G. Livingston, President and Chief Executive Officer. “While the decrease in debt reduced the asset size of the Bancorp, it also reduced our interest expense, which has a positive effect on earnings.”

On October 5, 2010, Glen Burnie Bancorp paid its 73rd consecutive dividend to shareholders of record at the close of business on September 24, 2010.

The Bank of Glen Burnie has been awarded a 5-Star Superior Rating from BAUER FINANCIAL Reports, Inc., the nation’s leading independent bank research firm, for the past 40 consecutive quarters. This distinction denotes the highest level of strength, safety and performance measured by Bauer and is based on factors such as capitalization, liquidity, loan delinquency rate and historical performance.

Glen Burnie Bancorp, parent company to The Bank of Glen Burnie, currently maintains consolidated assets totaling more than $348 million. Founded in 1949, The Bank of Glen Burnie® is a locally-owned community bank with eight branch offices serving Anne Arundel County. (www.thebankofglenburnie.com)

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Certain information contained in this news release, which does not relate to historical financial information, may be deemed to constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, which could cause the company’s actual results in the future to differ materially from its historical results and those presently anticipated or projected. For a more complete discussion of these and other risk factors, please see the company’s reports filed with the Securities and Exchange Commission.

Glen Burnie Bancorp and Subsidiaries
Condensed Consolidated Balance Sheets
(dollars in thousands)

	(unaudited)	(audited)
	September	December
	30, 2010	31, 2009
Assets

Cash and due from banks	$6,705	$6,994
Interest bearing deposits	1,197	3,748
Federal funds sold	2,130	692
Investment securities	92,489	84,463
Common Stock in the Glen Burnie Statutory Trust I	-	155
Loans, net of allowance	225,908	235,883
Premises and equipment at cost, net of accumulated depreciation	4,054	4,121
Other real estate owned	215	25
Other assets	15,656	17,316
Total assets	$348,354	$353,397

Liabilities and Stockholders' Equity

Liabilities:
Deposits	$298,484	$294,358
Short-term borrowings	85	81
Long-term borrowings	20,003	27,034
Junior subordinated debentures owed to unconsolidated subsidiary trust	-	5,155
Other liabilities	2,154	1,620
Total liabilities	320,726	328,248

Stockholders' equity:
Common stock, par value $1, authorized 15,000,000 shares; issued and outstanding September 30, 2010 2,697,364; December 31, 2009 2,683,015 shares	2,697	2,683
Surplus	9,301	9,191
Retained earnings	14,917	14,311
Accumulated other comprehensive income (loss), net of taxes (benefits)	713	(1,036)

Total stockholders' equity	27,628	25,149

Total liabilities and stockholders' equity	$348,354	$353,397

Glen Burnie Bancorp and Subsidiaries
Condensed Consolidated Statements of Income
(dollars in thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	(unaudited)		(unaudited)
	2010	2009	2010	2009

Interest income on
Loans, including fees	$3,696	$3,853	$11,091	$11,430
U.S. Government agency securities	482	511	1,495	1,381
State and municipal securities	363	320	1,023	979
Other	67	65	183	181
Total interest income	4,608	4,749	13,792	13,971

Interest expense on
Deposits	923	1,246	2,867	3,769
Junior subordinated debentures	208	137	648	410
Long-term borrowings	266	266	791	793
Short-term borrowings	-	-	-	-
Total interest expense	1,397	1,649	4,306	4,972

Net interest income	3,211	3,100	9,486	8,999

Provision for credit losses	300	337	1,050	696

Net interest income after provision for credit losses	2,911	2,763	8,436	8,303

Other income
Service charges on deposit accounts	162	178	480	517
Other fees and commissions	226	227	618	609
Other non-interest income	87	(11)	90	(11)
Income on life insurance	67	68	201	205
Gains on investment securities	176	135	176	184
Total other income	718	597	1,565	1,504

Other expenses
Salaries and employee benefits	1,660	1,616	5,009	4,733
Impairment of securities	-	-	66	30
Occupancy	207	221	627	673
Other expenses	862	875	2,630	2,643
Total other expenses	2,729	2,712	8,332	8,079

Income before income taxes	900	648	1,669	1,728

Income tax expense	211	121	259	256

Net income	$689	$527	$1,410	$1,472

Net income per share of common stock	$0.25	$0.20	$0.52	$0.53

Weighted-average shares of common stock outstanding	2,692,329	2,673,759	2,687,724	2,753,571